Exhibit 1

Perion Expects 2012 Revenue Growth to Exceed 30%
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Smilebox Acquisition Surpassing Expectations

Tel Aviv, Israel – January 11, 2012 – Perion Network Ltd. (NASDAQ: PERI) a digital media company that helps make the everyday life of 40+ year old second wave adopters easier and more enjoyable, today announced its guidance for 2012.

2012 non-GAAP Financial Metrics:

•	Revenue is expected to be $48 - $50 million, representing 30%+ year over year growth

•	EBITDA is expected to be $9.5 - $11 million , representing a 20% - 22% EBITDA margin

•	Net Income is expected to be $7 - $8 million, representing a 14% - 17% net profit margin

•	Smilebox to contribute roughly $15 million in revenue and $2 million in EBITDA

Commenting on the guidance, Mr. Josef Mandelbaum, Perion’s CEO said, “In 2012 we expect our expanded product portfolio to drive significant top line growth and provide us with strong and sustainable profit margins.”

“The acquisition of Smilebox is surpassing our expectations and as a result will be the largest contributor to our growth in 2012.  The realization of both revenue and cost synergies are the main contributors to the success of the acquisition to date.  The Smilebox product line will generate non-GAAP revenues of roughly $15 million in 2012, compared to approximately $11.5 million in 2011. The increase in revenues, coupled with the improved cost structure, is expected to generate EBITDA of $2 million in 2012, compared to an estimated $1.5 million loss for the full year of 2011. These results will enable us to realize approximately a 7% return on cash utilized for the acquisition in 2012 and double digit annual returns in each subsequent year,” Mandelbaum continued.

Based on preliminary unaudited information, management confirmed that revenues, EBITDA and net income for 2011 will all be in line with previously provided guidance.  The $37 million in revenues would represent a 25% year over year growth from 2010.  Additionally, while it is premature to report precise numbers, for the fourth quarter, Smilebox will be cash flow positive and appears to be slightly better than breakeven.

2012 Operating Metrics:

•	Total downloads for the year are expected to exceed 28 million compared to 17.5 million for 2011

•	Installed base is expected to exceed 14.5 million at the end of the year as compared to 12.2 million at the end of 2011.

•	Premium users are expected to exceed 500,000 at the end of the year as compared to 390,000 at the end of 2011

“2011 was a very exciting year for us, we accomplished a lot and I expect 2012 to be even better.  We will continue to grow our portfolio through acquisitions, partnerships and new product innovations, all centered on the needs of our 40+ year old Second Wave Adopter (“SWA”).   We also expect to integrate social aspects into more of our products and to expand our product offering onto mobile platforms like the iPhone, iPad, Android and others, as our users begin to adopt these devices.  Lastly, we will expand into other consumer verticals, like safety & security, through our Fixie product line. ” Mandelbaum concluded.

Revenue and other financial estimates contained in this press release have not been audited or reviewed by Perion’s independent auditors, and accordingly they express no opinion or other form of assurance as to this information. The Company provides no assurance that these preliminary results will not change following the Company’s completion of its financial audit of results of operations for the fiscal fourth quarter 2011, which are expected to be completed by March 2012.

Conference Call
Perion will host a conference call to discuss the 2012 guidance tomorrow, January 12th at 10:00 AM EST (17:00 PM Israel Time). To listen to the call and view the accompanying slide presentation, please visit the Investor Relations section of Perion’s website at www.perion.com. Click on the link provided for the webcast, or dial 1-(866)-744-5399. Callers from Israel may access the call by dialing (03) 918-0685.  The webcast will be archived on the company’s website.

About Perion Network Ltd.

Founded in 2000, Perion (NASDAQ:PERI) is a digital media company that provides products and services to 40+ year old second wave adopters (SWA)  to help make their everyday life simpler and more enjoyable. Focusing on an underserved market of SWA’s who value their time online, Perion offers a growing portfolio of easy-to-use products. The Company's products include: IncrediMail Premium, an award winning e-mail product sold in over 100 countries in 10 different languages; Smilebox, a leading photo sharing and social expression product and service that lets customers quickly turn life's moments into digital creations to share and connect with friends and family in a fun and personal way; PhotoJoy, a photo discovery and sharing screensaver & wallpaper product; and Fixie, a PC optimization product. For more information on Perion (NASDAQ:PERI), visit www.perion.com.

Non-GAAP measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: Valuation adjustment on acquired deferred product revenues, amortization of acquired intangible assets, share-based compensation expenses, acquisition related expenses, one time compensation expenses, non-recurring tax benefits. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. EBITDA is defined as net income (loss) plus net interest and other (income) expense; income tax expense; deferred revenue reconciliation due to acquisitions; and non-cash charges including depreciation, amortization, impairment of intangible assets and stock-based compensation expense.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words "believe," "expect," "intend," "plan," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, potential litigation associated with the transaction, risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed transaction and in integrating the acquired business, the distraction of management and the Company resulting from the proposed transaction, changes in the markets in which the Company operates and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2010. The Company does not assume any obligation to update these forward-looking statements.

Contact:
KCSA Strategic Communications
Rob Fink, 212-896-1206
rfink@kcsa.com

"Source: PERION (NASDAQ: PERI)"